

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 23, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

        RE: Form 10-K for the fiscal year ended December 31, 2007
                Form 10-Q for the period ended September 30, 2008
                   File No. 1-5263

Dear Mr. Cooley:

       We have reviewed your response letter dated December 12, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies

Determination of Net Periodic Pension Cost and Determination of Postretirement Benefit
Cost

2. We encourage you to provide a robust discussion of the current as well as expected
    ongoing impact of the current market conditions on each of the significant estimates
    and assumptions used in your determination of net periodic pension costs,
    postretirement benefit costs, and plan assets as well as in your determination of
    whether additional cash contributions to plans will need to be made. You should
    discuss how sensitive your determination of net periodic pension costs and
    postretirement benefit costs is to each of the significant estimates and assumptions
    used as well whether certain estimates and assumptions are more subjective than
    others, including those which are more sensitive to current market conditions. Please
    also discuss the funding requirements relative to your accumulated benefit obligation
    and the implications to current and future liquidity from potential incremental cash
    payments to maintain funding requirements.

Accounting for Impairment of Goodwill and Intangible Assets

3. We note your response to prior comment 2. If it is reasonably likely that an
    impairment charge may be recorded in the near term, we urge you to continue to
    consider providing a quantitative description of the material assumptions used and a
    sensitivity analysis of those assumptions based upon reasonably likely changes. We
    believe that this information could especially be important in situations where minor
    changes to assumptions or minor changes to fair value could potentially lead to the
    recording of an impairment charge. We believe that it is important to provide
    investors with information to help them evaluate the current assumptions underlying
    your impairment assessment relative to your current market conditions and your peers
    to enable them to attempt to assess the likelihood of potential future impairment
    charges. We also believe that you should disclose any significant changes made in
    assumptions used since the prior year, if applicable.

Financial Statements

Notes to the Financial Statements

Note 7 – Debt

4. We note your response to prior comment 3. Please disclose how consolidated
    EBITDA is defined and determined in accordance with your credit facilities. For
    example, if it is determined by taking earnings before interest, taxes, depreciation and
    amortization and adjusting for other items, please clearly disclose as well as disclose
    the specific items adjusted for in the calculation.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant